UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2016

Commission File Number 1-11414

BANCO LATINOAMERICANO DE COMERCIO EXTERIOR, S.A.

(Exact name of Registrant as specified in its Charter)

FOREIGN TRADE BANK OF LATIN AMERICA, INC.

(Translation of Registrant’s name into English)

Business Park Torre V, Ave. La Rotonda, Costa del Este

P.O. Box 0819-08730

Panama City, Republic of Panama

(Address of Registrant’s Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐	No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐	No ☒

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 25, 2016

FOREIGN TRADE BANK OF LATIN AMERICA, INC.
(Registrant)

By: /s/ Pierre Dulin

Name:	Pierre Dulin
Title:	General Manager

FOR IMMEDIATE RELEASE

Bladex co-leads successful syndication of a US$100 million 3 and 5-year A/B Term Loan for Banco Continental S.A.E.C.A. (Paraguay)

Panama City, Republic of Panamá, August 25, 2016 – Banco Latinoamericano de Comercio Exterior, S.A. (“Bladex” or the “Bank”; NYSE: BLX) announced today the recent closing of a US$100 million 3 and 5-year A/B Syndicated Term Facility for Paraguayan bank Banco Continental S.A.E.C.A.

Established in 1980, Banco Continental S.A.E.C.A. is the leading bank in Paraguay’s financial system in terms of assets and loan portfolio. The bank provides a wide range of banking and financial services to a diversified customer base of over 100,000 clients in the corporate, small and medium enterprises (SMEs) and retail segments, through more than 69 full-service branches located across the country.

The transaction, co-arranged with the Dutch Development Bank Nederlandse Financierings-Maatschappij voor Ontwikkelingslanden N.V. (“FMO”), consisted of a US$47 million 5-year A-Loan and a US$53 million 3-year B-Loan (the “A/B Loan”, the “Facility”, or the “Transaction”).

The deal constitutes the second international syndicated facility co-arranged by Bladex and FMO for Banco Continental S.A.E.C.A., following a US$50 million A/B syndicated term facility successfully closed in 2014.

Teresa Gaona, Director of Banco Continental S.A.E.C.A., affirmed: “The syndicated facilities, co-arranged by FMO and Bladex, allow us to diversify our sources of medium-term funding and facilitate the financing of sustainable investments and job creation, which contribute to the country’s economic and social development. The success of the transaction underscores the confidence of participating investors in the ample experience and solvency of Banco Continental S.A.E.C.A.”

The A-Loan was provided by FMO and two other European development institutions: The Belgian Investment Company for Developing Countries (“BIO”) and Triodos Investment Management, through its inclusive finance funds (“Triodos”). Bladex acted as co-arranger and B-Loan Bookrunner for the Facility.

Proceeds from the A-Loan will be used for on-lending to SMEs and the B-Loan will be used to support the general growth of Banco Continental S.A.E.C.A.´s loan portfolio.

Nanno Kleiterp, Chief Executive Officer of FMO, said: “FMO is proud to have co-arranged this facility for Banco Continental S.A.E.C.A. in Paraguay. It will provide much needed finance for SMEs, thereby supporting job creation and economic and social development.”

The B-Loan attracted strong interest from eight financial institutions located in Portugal, Switzerland, the United Kingdom, Panama, Curacao and Trinidad and Tobago, of which four represented new banking relationships for Banco Continental S.A.E.C.A. The amount of the B-Loan was upsized to US$53 million, from an original target size of US$45 million.

Rubens V. Amaral Jr., Chief Executive Officer of Bladex, stated: “We are very pleased to continue to support the funding diversification efforts of our important client in Paraguay, Banco Continental S.A.E.C.A., and to team-up once again with FMO to structure and syndicate this facility. This transaction highlights Bladex’s access to a wide network of regional and international financial institutions, helping Banco Continental S.A.E.C.A. access medium-term funding in a challenging and volatile environment.”

The deal marks the seventh syndicated loan successfully arranged and closed this year by the Bank, which continues to be very active in the Latin American syndicated loan market.

Bladex is a multinational bank originally established in 1979 by the central banks of Latin-American and Caribbean countries in order to promote foreign trade finance and economic integration in the Region. The Bank, headquartered in Panama, also counts with offices in Argentina, Brazil, Colombia, Mexico, Peru, and the United States of America, supporting the regional expansion and servicing its customer base, which includes financial institutions and corporations.

Bladex is listed on the NYSE in the United States of America (NYSE: BLX), since 1992, and its shareholders include: central banks and state-owned banks and entities representing 23 Latin American countries; commercial banks and financial institutions; and institutional and retail investors through its public listing.

For further information, please access Bladex’s website at www.bladex.com or contact:

Irma Garrido Arango - Senior Vicepresident, Corporate Development and Investor Relations

E-mail address: igarrido@bladex.com, Tel.: (+507) 210-8559

Head Office Address: Torre V, Business Park, Ave. La Rotonda, Urb. Costa del Este,

Panama, Republic of Panama